

SHOOT THE MOON

Offering
Statement

September 29, 2020



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STM Hospitality LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the investment platform available at www.nextseed.com and each subdomain thereof (the "**Site**") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed Securities, LLC, a Delaware limited liability company and registered broker-dealer (together with its affiliates, "**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by STM Hospitality LLC, a Texas limited liability company (**"Shoot the Moon"** or the "**Issuer**"). The Securities, in the form of promissory notes in increments of $100 (each, a "**Note**" and together, the "**Notes**"), will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is raising funds in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**"). The Issuer is seeking to raise under Regulation Crowdfunding a minimum of $100,000 to a maximum of $535,000 through the offer and sale of Securities on the Site (the "**Offering**").

A Regulation Crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Site, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Site. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

APPENDIX A Financial Statements with Review Report

I.   SUMMARY OF OFFERINGS

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.

The Securities being offered for sale by Shoot the Moon on the Site are governed by the NPA. Each NPA is an agreement between an investor and Shoot the Moon, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. **By investing in the Securities, investors do not receive any equity interests in Shoot the Moon and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence following the first full month after Closing in which the Issuer generates revenues.

Issuer

Offering Amount	Minimum of $100,000 and maximum of $535,000
Offering Period	Until 11:59 PM of February 28, 2021 or earlier as described below.
Minimum Investment	$100
Closing and Escrow Process	Investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Site during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon Shoot the Moon's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Site.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period and the minimum Offering Amount has been met, the funds will be released to Shoot the Moon upon Closing and the investor will receive Securities in exchange for his or her investment.
	NextSeed will notify investors if the minimum Offering Amount has been met. Unless Shoot the Moon raises at least the minimum Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.
Early Termination of the Offering Period	If Shoot the Moon raises at least the minimum Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days.

	Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.
Material Changes to the Offering	If Shoot the Moon determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Revenue Sharing Percentage	10% of monthly gross revenue of the first location of Shoot the Moon, currently located at 8155 Long Point Rd., Houston, TX 77055, or any subsequent location of this business if it is moved ("First Location"). Payment will start with the first full month in which the First Location generates revenues.
Investment Multiple	1.45x (except as provided under Early Payment Provision below). Investors will each receive in the aggregate an amount equal to the Investment Multiple multiplied by their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.
Total Payment	The Issuer will make monthly payments based on the relevant revenue sharing percentage, until the Investors have been paid an amount equal to (a) the Offering Amount *multiplied by* (b) the relevant Investment Multiple ("Total Payment").
Maturity Date	The Maturity Date of each Note means the close of the 48th month following the first full calendar month after Closing ("Maturity"). If the investors have not been paid the Total Payment in full prior to Maturity, the Issuer is required to promptly pay the entire outstanding balance to the investors.
Early Payment Provision	If the Issuer is prepaying the Total Payment at least 12 months prior to the Maturity Date, the Investment Multiple means 1.35x.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the

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[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

	Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	GoldStar Trust Company, a trust only branch of Happy State Bank. All payments are made to Investors' accounts with GoldStar Trust Company.
NextSeed Fee	There are no fees to open an investment account on the Site or to make an investment in Securities.
	From each payment made by Shoot the Moon to the Investors, NextSeed will deduct a service fee in an amount equal to 2.0% of such payment to cover transaction and administrative costs.
Security Interest	Shoot the Moon will grant a first lien security interest in favor of NextSeed Services, LLC, a Delaware limited liability company, as collateral agent, for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes.
	Collateral includes all assets and property, whether presently existing or hereafter acquired as defined in the Security Agreement. The business assets of the First Location may be cross-collateralized in the future for the benefit of additional lenders or financing rounds.
Tax Considerations	Shoot the Moon intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.
	See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA. The NPA may only be modified with the consent of a majority of investors and Shoot the Moon.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

Shoot the Moon certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS CAPITALIZATION

Overview

Because Shoot the Moon was formed recently, the Issuer's operations are limited and there are no historical results of operation to report. The Issuer anticipates that the total cost of the project will be approximately $1,215,000, which is inclusive of landlord-provided tenant incentives (TI). Shoot the Moon has already raised $1,092,000 through sale of Class A equity interests.

Shoot the Moon is seeking to crowdfund an amount between the minimum of $100,000 and maximum of $535,000 through the Offering. If Shoot the Moon is able to complete a successful Offering, the members of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the project cost. Please also see Section V – "Financial Statements" and Appendix A for more information.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Class A Membership Units	$2,574,000	$1,092,000	Certain voting rights, such as for any fundamental change in the business of the company, issuance of additional equity securities, bankruptcy proceedings, certain amendments that would affect Class A Members, or any such actions by subsidiaries	N/A
Class B Membership Units	100%	100%	Additional voting rights to Class A members, such as for any merger or consolidation of the company, bankruptcy proceedings, or entering into certain agreements with affiliates of the Manager	N.A

Shoot the Moon is managed by its Manager, Kevin Floyd. Below is the list of beneficial owners of 20% or more of the Issuer's outstanding Class B equity securities, calculated on the basis of voting power, along with the percentage interest owned by each such beneficial owner.

Name	Percentage Owned by Such Person
Kevin Floyd	30%
Jonas Herd	30%
Jeremy Dax McAnear	30%

The principal shareholders identified herein are holders of equity interests in the Issuer, distinct from the Securities offered to investors through the Offering. While holders of equity interests may have certain voting rights under the operating agreement of the Issuer, the Securities are debt securities and their terms are governed solely by the NPA and the accompanying notes. Please see Section VII – "Certain Legal Matters and Tax Considerations" – for more information. For the avoidance of doubt, the Member may not limit, dilute or qualify the Securities issued pursuant to this Offering.

Other Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
August 2019	4(a)(2) and/or Reg D 506(b)	Class A membership interests	$650,000	Design, architectural, engineering, management, graphic, PR fees, construction, lease deposits, down payments on equipment, logo and brand development

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three years.

Material terms of Any Indebtedness:
No current indebtedness.

III.   COVERED PERSONS

The directors, managers, officers and/or equity owners of 20% or more (calculated on the basis of voting power) of Shoot the Moon are listed below.

Name	Bio
Kevin Floyd, Executive Director and Partner, 08/01/2019 to present	Kevin co-founded Anvil Bar & Refuge in 2009 and has since managed or aided in the conception, opening and operations of a dozen independent bar and restaurant concepts in Houston, including Underbelly/Hay Merchant and UB Preserve. The Houston Chronicle has called Kevin "one of the chief architects of the Houston beer and cocktail scene." Kevin's past years of business experience includes: **2009 - Anvil Bar and Refuge,** a bar dedicated to classic cocktails and ranked one of the "World's Best Bars" in 2017. **2012 - Underbelly,** a farm to table concept that won the coveted James Beard Award in 2014. **2012 - The Hay Merchant,** a high-end craft beer bar. **2013 - Blacksmith Coffee,** a high-end coffee cafe and named one of America's "25 Best Coffee Shops". **2017 - One Fifth,** a 5-year project featuring 5 different restaurant concepts, each open for 11 months. **2017 - UB Preserv,** a high end restaurant serving Houston's diversity in taste. **2018 - Georgia James,** a high end steakhouse on GQ's list of "America's Best New Restaurants" in 2019.
Jonas Herd, Director of Development, 08/01/2019 to present	Jonas Herd has worked on the design and build-out of Houston restaurants with Collaborative Projects since 2006. Notable clients include: Underbelly, Hay Merchant, One Fifth Houston, UB Preserv, Georgia James, Dish Society San Felipe, Bernie's Burger Bus Bellaire, Julep Bar, The Pastry War, Cuchara, FM Kitchen, The Rice Box and Nancy's Hustle. He has also been the proprietor of Cecil's Pub since 2017. Jonas's past 3 years of business experience includes: Owner of Cecil's Pub, a Montrose drinking institution, *2017 - Present*
Dax McAnear, Culinary Director, 08/01/2019 to present	Chef Dax McAnear, who is not able to see most colors, has developed his senses of smell and taste to an exceptional degree in order to guide his cooking. Chef unique Dax's talent earned him positions with many of Houston's top chefs and most creative restaurants, including Ryan Pera of Agricole Hospitality, Monica Pope, Scott Tycer of Kraftsmen and the former Textile, James Beard Award-winner Chris Shepherd of Underbelly Hospitality and Ryan Hildebrand of FM Kitchen and the former Triniti. Dax

	has also collaborated with Kevin at multiple bars and restaurants and recently was the director of the culinary program for a large corporation based in The Woodlands, TX. Dax's past years of business experience includes: Executive Chef at The Hay Merchant, a high-end craft beer bar, *2013 - 2015*

IV.   USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$100,000	$535,000
Less: Offering Expenses[2]	Up to $10,000	Up to $53,500
Net Proceeds	At least $90,000	At least $481,500
Use of Proceeds	Buildout of first Shoot the Moon location	Buildout of first Shoot the Moon location, including interior and exterior fittings and finishes; kitchen equipment, menu development, staff training and other operational and startup costs.

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[2] NextSeed charges 10% percentage of the total Offering Amount as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.

V.   FINANCIAL STATEMENTS

Current Financial Statements (Reviewed)

Because the Issuer was formed recently, the Issuer's current financial statements only reflect the startup costs incurred thus far. Please see Appendix A for the financial statements as well as the full reviewed report by an independent third-party CPA.

Pro Forma Financial Statement

To illustrate the earnings potential of STM Hospitality LLC, the Issuer, is providing a summary of its 5-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies, as well as on the extensive experience of the officers having operated similar businesses.

	Year 1	Year 2	Year 3	Year 4	Year 5
Total Income	**$ 2,448,983**	**$ 2,448,983**	**$ 2,448,983**	**$ 2,448,983**	**$ 2,448,983**
Fixed Expenses	**$ 1,037,812**	**$ 1,088,507**	**$ 1,088,795**	**$ 1,082,675**	**$ 1,083,018**
Advertising	$ 7,100	$ 7,100	$ 7,100	$ 7,100	$ 7,100
Administrative	$ 20,500	$ 20,500	$ 20,500	$ 20,500	$ 20,500
Beverage Supplies	$ 11,400	$ 11,400	$ 11,400	$ 11,400	$ 11,400
Equipment	$ 6,360	$ 6,360	$ 6,360	$ -	$ -
Insurance	$ 33,000	$ 33,000	$ 33,000	$ 33,000	$ 33,000
Janitorial	$ 42,600	$ 42,600	$ 42,600	$ 42,600	$ 42,600
Kitchen Supplies	$ 33,900	$ 33,900	$ 33,900	$ 33,900	$ 33,900
Linen	$ 6,000	$ 6,000	$ 6,000	$ 6,000	$ 6,000
Music	$ 4,500	$ -	$ -	$ -	$ -
Payroll	$ 687,139	$ 687,139	$ 687,139	$ 687,139	$ 687,139
Professional	$ 76,000	$ 76,000	$ 76,000	$ 76,000	$ 76,000
Rent	$ 75,233	$ 130,428	$ 130,716	$ 130,956	$ 131,299
Reservation Services	$ 1,080	$ 1,080	$ 1,080	$ 1,080	$ 1,080
Security	$ 600	$ 600	$ 600	$ 600	$ 600
Utilities	$ 32,400	$ 32,400	$ 32,400	$ 32,400	$ 32,400
Variable Expenses	**$ 806,954**	**$ 806,954**	**$ 806,954**	**$ 806,954**	**$ 806,954**
Alcohol Purchases - Wine	$ 185,040	$ 185,040	$ 185,040	$ 185,040	$ 185,040
Alcohol Purchases - Liquor	$ 48,695	$ 48,695	$ 48,695	$ 48,695	$ 48,695
Alcohol Purchases - Beer	$ 219,127	$ 219,127	$ 219,127	$ 219,127	$ 219,127
Food Purchases	$ 243,474	$ 243,474	$ 243,474	$ 243,474	$ 243,474
Non-Alcohol Bev Purchases	$ 17,043	$ 17,043	$ 17,043	$ 17,043	$ 17,043
Credit Card Expenses	$ 81,331	$ 81,331	$ 81,331	$ 81,331	$ 81,331
Repairs & Maintenance	$ 12,245	$ 12,245	$ 12,245	$ 12,245	$ 12,245
Total Expenses	**$ 1,844,767**	**$ 1,895,462**	**$ 1,895,750**	**$ 1,889,630**	**$ 1,889,973**
Net EBITDA	**$ 604,217**	**$ 553,522**	**$ 553,234**	**$ 559,354**	**$ 559,011**
NextSeed Payment*	*$ 244,898*	*$ 244,898*	*$ 244,898*	*$ 41,056*	

*Assumes a NextSeed offering of $535,000. If the final offering size is less than $535,000, the total payments are expected to be lower.

VI. RISK FACTORS

An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of Shoot the Moon and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under exemptions from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks. The success of a business depends on its brand perception, in part, upon the popularity of the establishment and the customer's experience. We take brand perception seriously and intend to reinforce and extend positive brand perception, including by providing a training program for our employees to ensure a high quality of customer service. However, any shortcomings in our brand building initiatives or business incidents that diminish customer perceptions of our brand could negatively impact revenues. If we overestimate the demand for our business or underestimates the popularity of the competition, we may not fully realize anticipated revenues. Our business, financial condition and results of operations also depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

Financing Risks. We have not yet commenced operations and have not generated any revenue to date. In order to begin business operations, we will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if we do not obtain additional financing, including the financing sought in this offering, the business will likely fail.

Development Risks. Our dependence on development exposes us to timing, budgeting and other risks. New project development has a number of risks, including risks associated with: (I) construction delays or cost overruns that may increase project costs; (ii) receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by us will be issued; (iii) development costs incurred for projects that are not pursued to completion; (iv) so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project; (v) defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation; (vi) ability to raise capital; and (vii) governmental restrictions on the nature or size of a project or timing of completion.   We cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated. We are planning to open in Houston Texas. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. We depend on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available from other sources, we may not be able to meet lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on our business.

Reputational Risks. Adverse publicity concerning the restaurant and bar industry and the business could damage our brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

Competition Risks. The market for the restaurant and bar industry is competitive and we may need to compete with other established competitors. We compete with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. The restaurant and bar industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The restaurant and bar industry in Houston Texas area is highly competitive in terms of type and quality of products, quality of service, location, atmosphere and price. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from the restaurant and bar industry or our inability to develop new products or services that appeal to consumers may negatively affect revenues.

Market Risks. Our success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. We will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Our sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or we are forced to move operations to a different location, revenues may be negatively impacted. Our success also depends on the popularity of our menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from our business concept could negatively affect financial performance.

Risks from Work Stoppages, Terrorism or Natural Disasters. Our operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. Certain natural disasters, such as hurricanes and flooding, are known to occur sporadically in Houston Texas, where we are located. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if we are forced to close for an extended period of time.

Management Risks. Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage its organizational structure and financial resources.

Privacy Risks. Our business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure compliance.

Real Estate Risks. We are leasing the business location and are subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. We may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require us to close a store in a desirable location.   Negative effects on our landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlord is unable to obtain financing or remain in good standing under the existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with us. If the landlord files for bankruptcy protection, the landlord may be able to reject our lease in the bankruptcy proceedings. While we may have the option to retain some rights under the lease, we may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, we may experience a drop in the level of quality of such retail center. We may be adversely affected by the negative financial situations of developers and landlords.

Required Nutritional Disclosure Risks. Government regulation and consumer eating habits may impact our business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the menu offerings, or laws and regulations requiring us to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder our ability to operate. We cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the results of operations and financial position.

Legal Risks. Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from patronizing Shoot the Moon. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

Alcohol Sale Risks. We are subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business operations and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction. We are subject to state "dram shop" laws, which generally allow a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at Shoot the Moon. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability and materially adversely affect operations. Any inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, we could be adversely affected by negative publicity resulting from such actions.

Alcohol Investment Risks. Alcohol beverage control regulations may limit an Investor's ability to hold interests in Shoot the Moon. For example, Texas laws and regulations generally do not allow a person from holding financial interests in both manufacturers and distributors of alcoholic beverages and retailers of alcoholic beverages, and local regulators may require disclosure of Investors' personal information to verify their eligibility to invest in Shoot the Moon. In the event that Texas laws and regulations do not allow an Investor to hold the Securities, such Investor may be required to transfer its interests in the Securities to Shoot the Moon as described in the NPA. If a number of Investors are ineligible to hold the Securities, it could materially adversely affect the financial condition.

Environmental Risks. We are subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from Shoot the Moon. Environmental conditions relating to releases of hazardous substances at Shoot the Moon could materially adversely affect the business, financial condition and operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition and operations.

Information Technology Risks. We rely heavily on information systems, such as point-of-sale processing, for management of the supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks. Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require us to record significant capital lease obligations on the balance sheet and make other changes to the financial statements. This and other future changes to accounting rules or regulations may impact our future operating results.

Intellectual Property Risks. Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and unique ambiance of Shoot the Moon. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

Tax Risks. We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

Limited Source of Repayment. The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While we are providing a lien on our assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither Shoot the Moon nor NextSeed guarantees payment or investor returns.

Risks Relating to Financial Forecasts. The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Shoot the Moon and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

Risks Relating to Debt Financing. Our debt service obligations may adversely affect cash flow. As a result of any future debt obligations, we may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk.

Shoot the Moon business assets may be cross-collateralized in the future for the benefit of additional lenders or financing rounds. In addition, in the event that Shoot the Moon obtains a SBA loan, the lien granted to secure the obligations under the NPA and the Notes may be subordinate to lien granted in favor of the SBA loan. Although we anticipate repaying or refinancing any indebtedness when it matures, there can be no assurance that we will be able to do so or that the terms of such refinancing will be favorable. Shoot the Moon's leverage may have important consequences including the following: (i) ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on favorable terms and (ii) a substantial decrease in operating cash flow or a substantial increase in expenses could make it difficult for us to meet debt service requirements and restrictive covenants and force a sale of assets or modification of operations.

Potential Conflicts of Interest. The key persons individually or as an entity may wish to own, operate or consult with other operations in the area similar to Shoot the Moon, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than Shoot the Moon. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of Shoot the Moon's operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to Shoot the Moon for profits derived from such other such activities.

Uncertainty of Financial Projections and Forward-looking Statements. The Issuer's Disclosure Statement contains financial projections and forward-looking statements, which are based upon significant assumptions and subjective judgments by the Issuer's founders and managing directors. Such assumptions and judgments may or may not prove to be correct. Moreover, such projections and statements are subject to significant risks and uncertainties that may cause actual results to differ materially from those contemplated in such projections and statements. Investors are cautioned not to place undue reliance upon such projections and statements.

Development Stage Business. The Issuer is a development-stage restaurant and its operations are subject to all the risks inherent in the establishment of a new business enterprise. The likelihood of the Issuer's success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the commercial exploitation of new business opportunities. There can be no assurance that the Issuer's restaurant will prove to be commercially feasible, successful or profitable.

New Restaurants May Not Be Profitable, if at all, for Several Years. Risks associated with restaurant operations include the Issuer's ability to find and select appropriate and successful location. Other risks include the Issuer's ability to negotiate acceptable lease terms; build-out the restaurant; creation of a consumer-desirable menu with appropriate pricing strategies; hire, train and retain competent restaurant personnel; and install and operate effective restaurant systems. It may take several months to reach normalized operating levels due to inefficiencies typically associated with new restaurants, including lack of market awareness, the need to hire and train a sufficient number of employees, operating costs, which are often materially greater during the first several months of operation than thereafter, pre-opening costs and other factors. Restaurants involve a significant capital investment and incur significant fixed operating expenditures, including obligations under long term leases. We cannot be sure that the **Issuer's restaurant will be profitable.**

Dependence upon Key Members of the Management Company. Some members of the Issuer's Management Company are important to the Issuer's success because they are instrumental in setting the Issuer's strategic direction, operating the Issuer's restaurant, identifying, recruiting and training key personnel, identifying business opportunities and arranging necessary financing. Losing the services of any of these individuals could adversely affect the Issuer's restaurant until a suitable replacement could be found.

Marketing and Sales – Dependence Upon Patrons. The business model of the Issuer is entirely dependent upon the Issuer's ability to successfully market and sell its services to individuals. In the event the Issuer cannot sign up clients sufficient to sustain operations on a volume basis the Issuer will surely fail.

Competition. The restaurant industry is highly competitive and requires compliance with a variety of federal, state and local regulations. In particular, the Issuer's restaurants will serve alcohol and, therefore, will need to maintain liquor licenses. The Issuer's ability to maintain its liquor licenses depends on its compliance with applicable laws and regulations. The loss of a liquor license would adversely affect the profitability of a restaurant. Additionally, as a participant in the restaurant industry, the Issuer will face risks related to food quality, food-borne illness, injury and health inspection scores. The negative impact of adverse publicity relating to the Issuer's restaurant could be detrimental to the Issuer's operational and financial success.

Need to Obtain Qualified Personnel. Successful implementation of the business plan is dependent on successfully recruiting, training, and retaining qualified personnel in several key positions. Failure to attract qualified personnel could result in failure to meet operating projections.

Reliance of Investors on Own Advisors. Prospective investors are not to construe the contents of this Disclosure Statement or any communication related to this Offering as investment advice. Each investor should consult his own legal counsel, accountant, and other professional advisors as to the financial, legal, tax and related matters concerning his investment.

Our results of operations may be negatively impacted by the coronavirus outbreak.
In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, Japan and Australia have initiated travel restrictions to and from China. The impacts of the outbreak are unknown and rapidly evolving.

The City of Houston has a stay in place order in effect that the Company anticipates may be lifted on or before the time of the planned opening of the restaurant.

Global Pandemics may negatively impact operations.
A local, regional, national or international outbreak of a contagious disease, including, but not limited to, COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu, or any other similar illness could result in a general or acute decline in economic activity in the regions the Company operates in, a decrease in the willingness of the general population to travel, staff shortages, reduced tenant traffic, mobility restrictions and other quarantine measures, supply shortages, increased government regulation, and the quarantine or contamination of the Shoot the Moon restaurant. An outbreak may affect our businesses, and negatively impacting local, national or global economies, local or national stay at home orders, inaction of local or regional or national Marshal Law. All of these occurrences may have a material adverse effect on the business, financial condition and results of operations of the Issuer.

The Issuer may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. In mild cases this could result in temporary closure of business to extreme cases leading to complete failure of the business.

Regulations. Governmental regulation may adversely affect the Issuer's ability to open new restaurants or otherwise adversely affect our business, financial condition and results of operations. The Issuer will be subject to various federal, state and local regulations, including those relating to building and zoning requirements and those relating to the preparation and sale of food. The development and operation of restaurants depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. Our restaurants are also subject to state and local licensing and regulation by health, sanitation, food and occupational safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses, approvals or permits for our restaurants, which could delay planned restaurant openings or affect the operations at our existing restaurants. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.

The ADA. The Issuer is subject to the U.S. Americans with Disabilities Act (the "ADA") and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, including our restaurants. We may in the future have to modify restaurants by adding access ramps or redesigning certain architectural fixtures, for example, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material. Our operations are also subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, and a variety of similar federal, state and local laws that govern these and other employment law matters.

Workplace and Employment Matters. The Issuer may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters, and we have been a party to such matters in the past. In addition, federal, state and local proposals related to paid sick leave or similar matters could, if implemented, have a material adverse effect on our business, financial condition and results of operations.

Increased Regulation. There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the Food Safety Modernization Act (the "FSMA"), signed into law in January 2011, granted the U.S. Food and Drug Administration (the "FDA") new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these new requirements, we anticipate that the new requirements may impact our industry.

Supply Chain. The Issuer's suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business. Shifting suppliers could lead to increased cost or decreased quality of products, the latter of which could lead to a decreases in gross sales.

Regulatory Compliance. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we failed to comply with applicable standards. Compliance with the aforementioned laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings, which could have a material adverse effect on our business, financial condition and results of operation.

Food Safety. Food safety and foodborne illness concerns could have an adverse effect on our business. We cannot guarantee that our internal controls and training will be fully effective in preventing all food safety issues at our restaurants, including any occurrences of foodborne illnesses such as salmonella, E. coli and hepatitis A. Some foodborne illness incidents could be caused by third-party vendors and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of foodborne illness in any of our restaurants or markets or related to food products we sell could negatively affect our restaurant revenue companywide if highly publicized on media outlets or through social media. This risk exists even if it were later determined that the illness was wrongly attributed to us or one of our restaurants. A number of other restaurant chains have experienced incidents related to foodborne illnesses that have had a material adverse effect on their operations. The occurrence of a similar incident at one or more of our restaurants, or negative publicity or public speculation about an incident, could have a material adverse effect on our business, financial condition and results of operations.

Consumer Spending Trends. We could be adversely affected by a decline in discretionary consumer spending or consumer confidence. Our success depends to a significant extent on discretionary consumer spending, which is heavily influenced by general economic conditions and the availability of discretionary income. A severe economic downturn, coupled with high volatility and uncertainty as to the future global economic landscape, could have an adverse effect on consumers' discretionary income and consumer confidence.

Insurance Costs. Limitations in our insurance coverage or rising insurance costs could adversely affect our business or financial condition in certain circumstances. We purchase comprehensive insurance coverage, including workers' compensation, general liability, fire and extended coverage, EPLI and property insurance. However, such insurance is subject to limitations, including deductibles, exclusions and maximum liabilities covered. Moreover, there are certain types of losses that may be uninsurable or not economically insurable. Such hazards may include earthquake, hurricane and flood losses and employee practices. If such a loss should occur, we would, to the extent that we are not covered for such loss by insurance, suffer a loss of the capital invested in, as well as anticipated profits and cash flow from, such damaged or destroyed properties. Punitive damage awards are generally not covered by insurance; thus, any awards of punitive damages as to which we may be liable could adversely affect our ability to continue to conduct our business, to expand our operations or to develop additional restaurants. There is no assurance that any insurance coverage we maintain will be adequate, that we can continue to obtain and maintain such insurance at all or that the premium costs will not rise to an extent that they adversely affect us or our ability to economically obtain or maintain such insurance.

Labor Problems. Labor shortages or increases in labor costs could slow our growth or adversely affect our business. Our success depends in part on our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant general managers and kitchen managers, necessary to continue our operations and keep pace with our growth. If we are unable to recruit and retain a sufficient number of qualified individuals, our business and our growth could be adversely affected. Competition for qualified employees could require us to pay higher wages and benefits, which would result in higher labor costs. In addition, we have a substantial number of hourly employees who are paid the federal or state minimum wage and who rely on tips for a significant portion of their income. Government-mandated increases in minimum wages or decreases in tip credits would increase our labor costs. We may be unable to increase our prices in order to pass these increased labor costs on to our guests, in which case our profitability would be adversely affected.

Usury Issues. Texas law limits the amount of interest that may be paid with respect to indebtedness subject to the Texas Finance Code. Under the Texas Finance Code, "Qualified Commercial Loans" that are in excess of $250,000 can "participate in or own a share of the income, revenues, production, or profits" of the business of the Issuer.   It is not clear if the Notes are subject to the restrictions of the Texas Finance Code and if less than $250,000 of Notes are issued in the offering, then the Texas Finance Code may limit the amount of interest that the Investors may receive . If the offering is for $250,000 or more and the Note are Qualified Commercial Loans each Investor (1) has been advised by the Issuer to seek the advice of an attorney and an accountant in connection with the commercial loan; and (2) has had the opportunity to seek the advice of an attorney and accountant of the borrower's choice in connection with the commercial loan.

VII.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

Kevin Floyd has an active a lawsuit against his former home owners insurance for a denied claim on his home. Other than the mentioned lawsuit, Shoot the Moon is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding and Rule 506 of Regulation D

With respect to Shoot the Moon, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
N/A			

Certain Tax Considerations

The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

Other Matters

NextSeed Assessment

Every offering on the Site undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Site in order for the Issuer or the Site to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Site. All communication with the Issuer regarding the Offering is required to take place on the Site. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer offers bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: https://shootthemoontexas.com/

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A
Financial statements with review report



SHOOT THE MOON

